Filed Pursuant to Rule 433 Registration No. 333-233543-04 Dated June 1, 2022

Baltimore Gas and Electric Company

$500,000,000 4.550% Notes Due 2052

Pricing Term Sheet

Issuer:	Baltimore Gas and Electric Company
Expected Ratings*:	A3 (Moody’s); A (S&P); A (Fitch)
Securities:	4.550% Notes due 2052
Trade Date:	June 1, 2022
Settlement Date**:	June 6, 2022 (T+3)
Principal Amount:	$500,000,000
Maturity:	June 1, 2052
Coupon:	4.550%
Benchmark Treasury:	2.250% due February 15, 2052
Benchmark Treasury Price and Yield:	83-12+ / 3.111%
Spread to Benchmark Treasury:	145 basis points
Yield to Maturity:	4.561%
Public Offering Price:	99.822%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2022
Optional Redemption Provisions:	At any time prior to December 1, 2051 (i.e., six months prior to the maturity date of the Bonds), at a make whole price equal to the greater of (a) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points or (b) 100% of the principal amount; and on or after December 1, 2051, at 100% of the principal; plus, in each case, accrued and unpaid interest to the redemption date.
CUSIP:	059165EP1
ISIN:	US059165EP12
Joint Book Running Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC PNC Capital Markets LLC
Senior Co-Managers:	Wells Fargo Securities, LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. BNY Mellon Capital Markets, LLC Loop Capital Markets LLC
Co-Managers:	Apto Partners, LLC Multi-Bank Securities, Inc. Telsey Advisory Group LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the notes on or about June 6, 2022, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this term sheet will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp., at (800) 854-5674, Credit Suisse Securities (USA) LLC at (800) 221-1037, PNC Capital Markets LLC at (855) 881-0697 or Wells Fargo Securities, LLC at (800) 645-3751.